Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-266989

Relating to the Preliminary Prospectus

Supplement dated April 28, 2025

$2.0 billion

Keurig Dr Pepper Inc.

$500.0 million Floating Rate Senior Notes due 2026

$500.0 million 4.350% Senior Notes due 2028

$500.0 million 4.600% Senior Notes due 2030

$500.0 million 5.150% Senior Notes due 2035

Final Term Sheet

April 28, 2025

Terms Applicable to the Notes

Issuer:	Keurig Dr Pepper Inc.

Securities:	Floating Rate Senior Notes due 2026 (the “Floating Rate Notes”) Senior Notes due 2028 (the “2028 Notes”) Senior Notes due 2030 (the “2030 Notes”) Senior Notes due 2035 (the “2035 Notes”)

Guarantors:	The Notes will be fully and unconditionally guaranteed by certain of the Issuer’s domestic subsidiaries and all of the Issuer’s existing and future subsidiaries that guarantee any of its other indebtedness

Ranking of the Notes:	Senior unsecured

Trade Date:	April 28, 2025

Settlement Date:	May 5, 2025 (T+5)*

Form of Offering:	SEC-Registered (Registration No. 333-266989)

Joint Book-Running Managers:	BNP Paribas Securities Corp. BofA Securities, Inc. J.P. Morgan Securities LLC Truist Securities, Inc.

Passive Bookrunners:	Credit Agricole Securities (USA) Inc. Goldman Sachs & Co. LLC Mizuho Securities USA LLC Morgan Stanley & Co. LLC SMBC Nikko Securities America, Inc.

Senior Co-Managers:	BBVA Securities Inc. Citigroup Global Markets Inc. HSBC Securities (USA) Inc. Rabo Securities USA, Inc. RBC Capital Markets, LLC TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

Co-Managers:	AmeriVet Securities, Inc. Independence Point Securities LLC

Terms Applicable to

Floating Rate Senior Notes due 2026

Size:	$500.0 million

Maturity Date:	November 15, 2026

Issue Price:	100.000%

Interest Rate Basis:	Compounded SOFR (as defined under “Description of the Notes—General—Floating Rate Notes” in the preliminary prospectus supplement dated April 28, 2025)

Spread to Compounded SOFR:	+ 58 bps

Interest Payment Dates:	February 15, May 15, August 15 and November 15, commencing on August 15, 2025

Interest Reset Dates:	Each Floating Rate Interest Payment Date (as defined under “Description of the Notes—General—Floating Rate Notes” in the preliminary prospectus supplement dated April 28, 2025)

Initial Interest Rate:	The initial interest rate will be Compounded SOFR determined on August 13, 2025 plus 58 bps

Interest Determination Date:	The second U.S. Government Securities Business Day (as defined under “Description of the Notes—General—Floating Rate Notes” in the preliminary prospectus supplement dated April 28, 2025) preceding each Floating Rate Interest Payment Date

Interest Period:	The period from and including a Floating Rate Interest Payment Date (or, in the case of the initial Interest Period, the Settlement Date) to, but excluding, the immediately succeeding Floating Rate Interest Payment Date (such succeeding Floating Rate Interest Payment Date, the “Latter Floating Rate Interest Payment Date”); provided that the final interest period for the Floating Rate Notes will be the period from and including the Floating Rate Interest Payment Date immediately preceding the maturity date of the Floating Rate Notes to, but excluding, the maturity date

Observation Period:	The period from and including two U.S. Government Securities Business Days preceding the first date of such relevant Interest Period to but excluding two U.S. Government Securities Business Days preceding the Latter Floating Rate Interest Payment Date (as defined under “Description of the Notes—General—Floating Rate Notes” in the preliminary prospectus supplement dated April 28, 2025) for such

Interest Period (as defined under “Description of the Notes—General—Floating Rate Notes” in the preliminary prospectus supplement dated April 28, 2025); provided that the first Observation Period (as defined under “Description of the Notes—General—Floating Rate Notes” in the preliminary prospectus supplement dated April 28, 2025) shall be the period from and including two U.S. Government Securities Business Days preceding the settlement date of the Floating Rate Notes to, but excluding, the two U.S. Government Securities Business Days preceding the first Floating Rate Interest Payment Date

Day Count Convention:	Actual / 360

Optional Redemption:	N/A

Denominations/Multiple:	$2,000 x $1,000

Calculation Agent:	U.S. Bank Trust Company, National Association

CUSIP/ISIN:	49271VAY6 / US49271VAY65

Terms Applicable to

4.350% Senior Notes due 2028

4.600% Senior Notes due 2030

5.150% Senior Notes due 2035

Security:	4.350% Senior Notes due 2028	4.600% Senior Notes due 2030	5.150% Senior Notes due 2035

Size:	$500.0 million	$500.0 million	$500.0 million

Maturity Date:	May 15, 2028	May 15, 2030	May 15, 2035

Issue Price:	99.940%	99.746%	99.565%

Benchmark Treasury:	UST 3.750% due April 15, 2028	UST 3.875% due April 30, 2030	UST 4.625% due February 15, 2035

Benchmark Treasury Price and Yield:	100-05 1⁄4;3.691%	100-07;3.827%	103-05+;4.226%

Spread to Benchmark Treasury:	0.680%	0.830%	0.980%

Yield to Maturity:	4.371%	4.657%	5.206%

Coupon:	4.350%	4.600%	5.150%

Interest Payment Dates:	May 15 and November 15, commencing on November 15, 2025	May 15 and November 15, commencing on November 15, 2025	May 15 and November 15, commencing on November 15, 2025

Day Count Convention:	30 / 360

Optional Redemption:	T+ 15 basis points (prior to April 15, 2028)	T+15 basis points (prior to April 15, 2030)	T+15 basis points (prior to February 15, 2035)

Par Call:	On or after April 15, 2028	On or after April 15, 2030	On or after February 15, 2035

Denominations/Multiple:	$2,000 x $1,000

CUSIP/ISIN:	49271VAZ3 / US49271VAZ31	49271VBA7 / US49271VBA70	49271VBB5 / US49271VBB53

*

It is expected that delivery of the Notes will be made against payment therefor on or about May 5, 2025 (referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the business day immediately before the delivery of the Notes hereunder will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the business day immediately before the delivery of the Notes should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp., at +1-800-854-5674, BofA Securities, Inc. at 1-800-294-1322, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Truist Securities, Inc. at 1-800-685-4786.

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